Exhibit 99.1

Annual and Special Meeting of Shareholders of
Fortuna Silver Mines Inc. (the "Company") held on June 28, 2021

Report of Voting Results
pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

The following matters were voted upon at the annual and special meeting (the "Meeting") of the holders ("Shareholders") of common shares of Fortuna Silver Mines Inc. (the "Company") held in a virtual-only format via live audio webcast on Monday, June 28, 2021 at 9:00 a.m. (Pacific time). The matters voted upon are described in greater detail in the Company's management information circular dated May 26, 2021 (the "Information Circular"), which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company's website at www.fortunasilver.com.

Matters Voted Upon

			Votes Cast
Item of Business		Outcome	For	Against
1.	Ordinary resolution, the full text of which is set out in Schedule "A" to the Information Circular, to approve the issuance by the Company of up to 110,128,963 Common Shares of the Company to the shareholders of Roxgold Inc. ("Roxgold") in exchange for all of the issued and outstanding shares of Roxgold pursuant to the transaction contemplated by the arrangement agreement dated April 26, 2021 between the Company and Roxgold.	Approved	37,829,172	1,311,875
			(96.65%)	(3.35%)
2.	Ordinary resolution to fix the number of directors elected to the board of the Company at six.	Approved	38,543,472	597,574
			(98.47%)	(1.53%)

			Votes Cast
Item of Business		Outcome	For	Withheld
3.	The election of the following nominees as directors of the Company until the next annual meeting of Shareholders or until their successors are elected or appointed:
	Jorge A. Ganoza Durant	Elected	38,509,971	631,076
			(98.39%)	(1.61%)
	David Laing	Elected	37,097,973	2,043,074
			(94.78%)	(5.22%)
	Mario Szotlender	Elected	38,312,437	828,610
			(97.88%)	(2.12%)
	David Farrell	Elected	36,315,260	2,825,786
			(92.78%)	(7.22%)
	Alfredo Sillau	Elected	38,293,545	847,501
			(97.83%)	(2.17%)
	Kylie Dickson	Elected	38,357,208	783,839
			(98.00%)	(2.00%)

			Votes Cast
Item of Business		Outcome	For	Withheld
4.	Ordinary resolution to approve the re-appointment of KPMG LLP as auditors of the Company until the next annual meeting of Shareholders or until their successors are appointed, at a remuneration to be fixed by the board of directors of the Company.	Approved	69,528,259	1,023,113
			(98.55%)	(1.45%)